1510 West Loop South • Houston, Texas 77027 • Main 7131850-1010 • Exec. 713/386-7000 • Fax 713/386-7711

Rick H. Liem

Executive Vice President

and Chief Financial Officer

November 06, 2009

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landry’s Restaurants, Inc.

File No. 001-15531

Form 10-K for the year ended December 31, 2008

Dear Ms. Cvrkel:

We have received your letter dated October 22, 2009, referencing the above filing. Our responses to your comments and requests for supplemental information follow in the attachment hereto. For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Landry’s acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Landry’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ RICK H. LIEM
Rick H. Liem Executive Vice President

Form 10-K for the year ended December 31, 2008

Selected Financial Data, page 23

1.	We note that your table of selected financial data includes the non-GAAP measure EBITDA presented on page 24. However, your calculation and presentation of the EBITDA measure as presented on page 24 does not appear appropriate in accordance with the guidance in FR-65 and Item 10(e) of Regulation S-K. Your calculation of EBITDA does not meet the definition of EBITDA, which is GAAP net income that adjusts solely for interest, taxes and depreciation and amortization. Measures that are calculated differently should not be characterized as EBITDA, but may be characterized as “Adjusted EBITDA,” provided the adjustments are appropriate. In that regard, we note that you eliminate the effects of asset impairment expense which has recurred in two of the last three years and therefore appears to be a recurring item pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise your future filings to remove the asset impairment expense adjustment from your Adjusted EBITDA measure, or alternatively, revise your disclosure to indicate that management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period. Your disclosure should include the following:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Response:

We will revise our disclosure regarding EBITDA in future filings to include each of the enumerated items as described below. However, we believe that asset impairments which are similar to accelerated depreciation and do not effect current cash outlays are appropriately included in Adjusted EBITDA.

Adjusted EBITDA includes asset impairment expense as we consider asset impairment expense to be additional depreciation expense. Adjusted EBITDA has certain limitations and is not a generally accepted accounting principles (“GAAP”) measurement and is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance. Adjusted EBITDA is also not intended to be viewed as a source of liquidity or as a cash flow measure as used in the statement of cash flows. We compensate for these limitations by relying primarily on our GAAP results and using adjusted EBITDA only supplementally as a valuation statistic. Adjusted EBITDA as shown differs from that used in our credit agreements primarily due to non-guarantor subsidiaries and other specifically defined calculations.

Notes to the financial Statements

- General

2.	We note from your disclosure on page 19 in the Risk Factors section that Tilman J. Fertitta, Chairman and CEO, owns over 50% of your common stock and it appears that he has the effective power to control the vote of substantially all significant matters without the approval of other stockholders. In future filings, please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares to the extent this control relationship exists. Refer to the requirements of paragraph 2 of SFAS 57.

Response:

We will revise our footnote disclosures in future filings. The following is an example of the disclosure that will be included in the Form 10-Q for the period ended September 30, 2009:

Our Chairman and Chief Executive Officer controls over 50% of the Company’s voting common stock and he is able to control the election of directors and determine the outcome of all matters submitted to a vote of our stockholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. He will also have the power to prevent or cause a change in control unless he chooses not to as is the case in the pending Merger, and could take other actions that might be desirable to him but not to other stockholders.

Note 3. Discontinued Operations, page 62

3.	We note from your disclosure that you recorded additional pre-tax impairment charges totaling $10.3 million, $9.9 million and $30.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, to write down carrying values of assets pertaining to the remaining stores included in your disposal plan. Please tell us, and disclose in future filings, the method(s) used for determining the fair value of these assets.

Response:

Management regularly evaluates assets held for sale for potential impairments. When necessary, impairments are recorded based on the expected net proceeds based on management estimates of fair market value, supplemented by third party offers or sales contracts. We will make this disclosure in future filings as noted below.

We recorded additional pre-tax impairment charges totaling $10.3 million, $9.9 million and $30.6 million for the year ended December 31, 2008, 2007 and 2006, respectively, to write down carrying values of property and equipment pertaining to the remaining stores included in our disposal plan based on the expected net sales proceeds determined through analysis of the respective markets or sales contracts. We expect to sell the land and improvements belonging to these remaining restaurants, or abandon those locations, within the next 12 months.

Note 4. Acquisitions

4.	Please tell us and revise Note 4 to explain how you are valuing and accounting for the put option that SCI has to put its 20% in the T-Rex Café Inc. to the Company following the completion of the third restaurant location both prior and subsequent to the adoption of SFAS No. 160 on January 1, 2009. As part of your response and your revised disclosure, please explain the relative technical accounting literature that the Company has applied in accounting for this arrangement prior to January 1, 2009 and explain if and how your accounting treatment for this put option changed as a result of adopting SFAS No. 160.

Response:

EITF Topic D-98 requires that the redeemable equity security be initially recorded at fair value. At the issuance date, it was determined that the put had a zero value. Since the security was not redeemable currently, accretion to the redemption price was not necessary until it is probable that the security will be redeemed.

The put option is conditioned on the construction and opening of at least three restaurants, the last of which must then operate for at least 13 months. The purchase price of the put is calculated as the lesser of $35 million or a multiple of the trailing twelve month’s unit level profit reduced by certain costs incurred to construct or open the units. Therefore, if the restaurants had failed to generate sufficient profits to offset amounts owed to us, the put value would be $0, which was the case prior to January 1, 2009. During the first quarter of 2009, following the opening of the third restaurant, the trailing twelve month unit level profit for the combined units indicated that it was probable that the security would be redeemed in the future. The earliest date that the put could be redeemed was January 2010. Therefore, based on the guidance of EITF Topic D-98, we calculated the redemption value of the put and began accreting the amount based on a redemption date of January 2010. Our accounting treatment for this put option did not change as a result of adopting SFAS No. 160. We will clarify this language in future filings as noted below.

Recent Accounting Pronouncements

In December 2007, the FASB issued new accounting guidance on noncontrolling interests in consolidated financial statements. This new guidance applies to the accounting for non-controlling interests (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. We adopted the new accounting guidance on January 1, 2009 and have retroactively adjusted the presentation of our financial statements to reflect the effect of our non-controlling interests in a single restaurant operation.

Note 9

On February 24, 2006, we acquired 80% of T-Rex Cafe, Inc. from Schussler Creative, Inc. (SCI). The agreement with SCI provides that we can acquire SCI’s 20% interest for up to $35.0 million or that SCI can put its interest to us at a calculated amount as determined in the agreement no earlier than January 2010. During the first quarter of 2009, we determined that the redemption was probable and began accreting to the expected redemption value on the expected redemption date, We are recording the estimated amount as an increase to non-controlling interests liability and a decrease to retained earnings in our consolidated balance sheets as of September 30, 2009.

In addition, after further analysis of EITF Topic D-98, management determined that we had not properly considered the accreted value of our redeemable non-controlling interests in our determination of net income available to Landry’s common stockholders for the purposes of our EPS calculation in the first and second quarter of 2009. As a result, the Company will restate our condensed consolidated statements of income for the first and second quarter of 2009 and amend its quarterly filings on Form 10-Q. The amended filings will reflect the following.

	Three Months Ended March 31, 2009		Three Months Ended June 30, 2009		Six Months Ended June 30, 2009
	As reported	As restated	As reported	As restated	As reported	As restated
Amounts available to Landry’s common stockholders:
Income (loss) from continuing operations	$7,124,149	$6,059,386	$8,313,179	$6,652,301	$15,437,328	$12,711,687
Loss from discontinued operations	(50,903)	(50,903)	(47,867)	(47,867)	(98,770)	(98,770)

Net income (loss)	$7,073,246	$6,008,483	$8,265,312	$6,604,434	$15,338,558	$12,612,917

EARNINGS (LOSS) PER SHARE INFORMATION:
Amounts available to Landry’s common stockholders:
BASIC
Income (loss) from continuing operations	$0.44	$0.39	$0.52	$0.41	$0.96	$0.79
Loss from discontinued operations	—	(0.01)	(0.01)	—	(0.01)	(0.01)

Net income (loss)	$0.44	$0.38	$0.51	$0.41	$0.95	$0.78

Weighted average number of common shares outstanding	16,140,000	16,140,000	16,140,000	16,140,000	16,140,000	16,140,000
DILUTED
Income (loss) from continuing operations	$0.44	$0.39	$0.51	$0.41	$0.96	$0.79
Loss from discontinued operations	—	(0.01)	(0.01)	—	(0.01)	(0.01)

Net income (loss)	$0.44	$0.38	$0.50	$0.41	$0.95	$0.78

Weighted average number of common and common share equivalents outstanding	16,155,000	16,155,000	16,205,000	16,205,000	16,180,000	16,180,000

Note 10. Income Taxes, page 72

5.	We note that your reconciliation of the beginning and ending amount of unrecognized tax benefits includes settlements in the amount of $967,332. Please explain to us, and revise future filings to disclose, the nature of these settlements.

Response:

The settlements reflect resolution of certain open tax filings for prior years with various taxing jurisdictions. We will revise our future disclosures accordingly to disclose this fact as described below.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. During the year ended December 31, 2008, we released approximately $0.3 million in interest and/or penalties. We had approximately $2.3 million and $2.0 million accrued for the payment of interest and/or penalties at December 31, 2008 and 2007, respectively. We also settled certain open tax years with various taxing jurisdictions during 2008.

Note 11. Commitments and Contingencies

- Lease Commitments, page 74

6.	We note your disclosure that you estimate that lessee rental payment obligations during the remaining terms of the assignments and subleases approximate $71.5 million at December 31, 2008 and you have recorded a liability of $5.7 million with respect to these obligations. In light of the fact that your recorded liability is significantly less than your estimated obligation, please tell us how you determined or calculated the amount recorded as a liability for these leases and why you believe that amount is appropriate.

Response:

We are obligated as guarantor or primary lessee on certain leases for locations sold to third parties or locations that have been closed. The $5.7 million recorded liability represents expected lease termination liabilities associated with certain closed restaurant locations where we believe it is probable that we will be required to make future cash payments. The remainder represents rental payment obligations where we remain a guarantor, but believe that these obligations will be met by the third party. Further, FIN 45 specifically excludes recording a liability for “an original lessee’s guarantee of lease payments when that lessee remains secondarily liable in conjunction with being relieved from being the primary obligor (that is, the principal debtor) under a lease restructuring.” We will expand our disclosure in the third quarter and future filings as noted below.

In connection with certain of our discontinued operations, we remain the guarantor or assignor of a number of leased locations. In the event of future default under any of such leased locations, we may be responsible for significant damages to existing landlords that may materially affect our financial condition, operating results and/or cash flows. We estimate that lessee rental payment obligations during the remaining terms of the assignments and subleases approximate $63.3 million at September 30, 2009. We have recorded a liability of $3.3 million with respect to these obligations, where it is probable that we will make future cash payments. We believe the remaining obligations will be met by the third party.

- Building Commitments, page 75

7.	We note your disclosure that the Flagship Hotel property was significantly damaged by Hurricane Ike in 2008 and you are currently in litigation with the former tenant due to its failure to purchase adequate insurance and are evaluating your options concerning the property. Please tell us, and disclose in future filings if you have recorded any impairments on this property as a result of the damages incurred as well as inadequate insurance. If not, please tell us why you do not believe an impairment is necessary.

Response:

As a result of Hurricane Ike, management evaluated each of its properties that were damaged for potential impairment. While there was damage to the structure, no impairment was recorded, as the fair value of the Flagship Hotel property after the damage sustained in Hurricane Ike still exceeded our recorded book value.

- Litigation and Claims, page 76

8.	We note your disclosure that you have two lawsuits that were settled and the settlement was paid in February 2009. For each of these lawsuits, please tell us when the issue was settled. If it was settled during the year ended December 31, 2008, please tell us if the settlement amount was accrued as of December 31, 2008.

Response:

Both lawsuits were settled between the parties in March 2008 and confirmed by the courts in late 2008. Both settlements were fully accrued as of December 31, 2008.

Note 15. Quarterly Financial Data (Unaudited)

9.	We note from the discussion on page 26 of the Form 10-K that the Company expensed $4.7 million of professional fees and other related expenses during the fourth quarter of 2008 in connection with the decision not to proceed with the proposed acquisition. In future filings, please revise Note 15 to include a discussion regarding the nature, amount and timing of this charge to operations. Also, in future filings, please revise to quantify the impact that each of the matters discussed in the paragraph following the table had on the Company’s 2008 results of operations.

Response:

We will revise future filings accordingly as noted below.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly consolidated results of operations.

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Quarter Ended:
Revenues	$292,321,308	$308,102,274	$289,736,230	$253,729,022
Cost of revenues	62,663,314	66,709,459	62,268,979	53,739,440
Operating income	29,639,648	35,989,510	12,439,924	39,751,900
Net income (loss)	1,521,756	13,871,586	(17,055,162)	4,570,007
Net income (loss) per share (basic)	$0.10	$0.91	$(1.12)	$0.30
Net income (loss) per share (diluted)	$0.10	$0.89	$(1.12)	$0.30

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Quarter Ended:
Revenues	$281,944,339	$304,779,607	$295,765,187	$277,879,119
Cost of revenues	61,250,505	68,069,968	66,011,991	61,003,881
Operating income	49,025,321	33,894,553	27,238,138	20,830,532
Net income (loss)	22,116,282	6,942,607	(4,332,660)	(6,614,436)
Net income (loss) per share (basic)	$1.04	$0.34	$(0.25)	$(0.41)
Net income (loss) per share (diluted)	$1.01	$0.33	$(0.25)	$(0.40)

The third quarter of 2008 included $16.9 million of impairment charges related to damage to our Galveston and Kemah, Texas properties sustained in Hurricane Ike. The fourth quarter of 2008 included a $16.7 million reduction in impairment charges associated with insurance proceeds collected. The fourth quarter of 2008 also included $4.7 million in professional fees and other related expenses associated with the termination of the Merger Agreement, as well as $12.2 million in non-cash charges associated with interest rate swaps not designated as hedges. As disclosed in Note 3, we initiated a plan to divest certain restaurants including 136 Joe’s Crab Shack units in the third quarter of 2006 and several additional units subsequently. The results of operations for all units included in the disposal plan have been reclassified as discontinued operations for all periods presented. The 2008 results include asset impairment charges related to discontinued operations of $0.1 million and $10.2 million for the quarters ended March 31, 2008 and September 30, 2008, respectively. The 2007 results included asset impairment charges related to discontinued operations of $2.3 million, $1.0 million and $6.6 million for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007, respectively. In the quarter ended March 31, 2007, we recognized gains totaling $20.0 million on property and investment sales. We recorded expenses of $6.3 million and $13.0 million in the second and third quarters of 2007, respectively, associated with refinancing the Golden Nugget Debt and exchanging the 7.5% Notes for 9.5% Notes, respectively.

Form 10-Q for the Quarters Ended June 30, 2009 and March 31, 2009

10.	We note from the Company’s consolidated balance sheets and the disclosure included in Note 1 to the Company’s Annual Report on Form 10-K that the Company has a significant level of goodwill and other indefinite lived intangible assets and that all of the goodwill is allocated to the Saltgrass Steakhouse and Landry’s divisions. We also note from the Company’s Quarterly Report on form 10-Q for the quarter ended June 30, 2009 that the operations of these restaurants have continued to experience declining sales levels as compared to the comparable period of the prior year for both the three and six month periods ended June 30, 2009. We further note from the discussion in MD&A on page 27 that the current economic conditions have continued to have a negative impact on the Company’s results of operations. Given these adverse trends and conditions, please tell us and revise the notes to the Company’s financial statements in future filings to explain why management does not believe that these adverse market conditions do not require the Company to perform an interim impairment test with respect to the Company’s goodwill and other indefinite lived intangible assets pursuant to the guidance in paragraph 28 of SFAS No. 142 and paragraph 8 of SFAS No. 144. We may have further comment upon review of your response and your proposed disclosures.

Response:

During the fourth quarter of 2008, we retained outside experts to assist us in evaluating the carrying value of our Goodwill and other intangible assets and determined there was no impairment as disclosed in our 2008 Form 10-K. Despite declining revenues, the current cash flows from operations for the Saltgrass and Landry’s reporting units exceed those estimates used in the earlier evaluation. Furthermore, we believe that none of the triggering events requiring interim testing outlined in paragraph 28 of SFAS No. 142 or paragraph 8 of SFAS No. 144 have occurred.

Statement of Cash Flows

11.

We note that your cash flows from operating activities reconciles “net income attributable to Landry’s” to net cash provided by operating activities. We also note that SFAS 160, which you have applied retrospectively for presentation and disclosure, defines net income as net income attributable to both the controlling and noncontrolling interests. In light of the fact that SFAS No. 160 did not amend SFAS No. 95 (which indicates that a consolidated statement of cash flows prepared under the indirect method should start with the “net income” line item), it appears that your consolidated statement of cash flows should begin with “net income” as it is presented on the statement of operations, rather than “net income attributable to Landry’s.” Following this presentation, amounts reported as “net income (loss) attributable to the noncontrolling interest” in the statements of operations would not be included as a reconciling item in the statement of cash flows. Please revise accordingly in any future filings.

Response:

We will revise future filings accordingly.

Note 1. Nature of Business and Summary of Significant Accounting Policies

- Recent Accounting Pronouncements

12.	We note from your disclosure in Note 1 and Note 9 that you have minority interests that include redemption provisions that are not solely within your control. Please tell us the nature of the provisions of these redeemable noncontrolling interests and explain to us why you believe it is appropriate to record these amounts as a liability upon adoption of SFAS No. 160, rather than as temporary equity. If you believe it is appropriately recorded as a liability as of June 30, 2009, please also explain why the amount was not recorded as a liability as of December 31, 2008. Also, please tell us the amount of the redeemable noncontrolling interests recorded at January 1, 2009 and June 30, 2009 and how you determined or calculated those fair values and the resulting adjustments during the first and second quarter of 2009. Additionally, please revise future filings to include a reconciliation of the changes in total equity, which includes redeemable noncontrolling interests. Please note that you must reconcile both permanent and temporary equity but should not combine the amounts in one total equity figure. See paragraph 38c of Appendix A of SFAS No. 160. We may have further comment upon review of your response.

Response:

Please see our response to question No. 4 above regarding the nature of the provisions of our redeemable noncontrolling interest in T-Rex Café Inc. and how we calculated the initial fair value, as well as the subsequent adjustments during the first and second quarter of 2009. As we discuss in response No. 4, above, we applied EITF Topic D-98 and our accretion of the redeemable noncontrolling interest liability in the first quarter of 2009 was based on the probability of the redemption of the interest rather than a result of implementing SFAS No. 160. We believe that the classification of the redeemable noncontrolling interest is more appropriately classified as a current liability since it is probable that it will be redeemed within a year. We also believe our noncontrolling interest in T-Rex Café Inc. falls outside the scope of SFAS 160, including its requirement to separately reconcile the changes in redeemable minority interest values. However, we do separately disclose the amount accreted during the period within our Statement of Stockholders’ Equity. As noted in our response to Comment 4, we will revise our disclosures to clarify the accounting for this transaction and restate our condensed consolidated statements of income for the first and second quarters of 2009.

Note 5. Debt

13.	We note the disclosure indicating that the Company entered into a $215.6 million Amended and Restated Credit Agreement dated February 13, 2009 which replaced the Company’s interim credit facility. As this new credit facility appears to meet the criteria for a debt extinguishment as outlined in ETIF 96-19, please tell us and explain in the notes to the Company’s financial statements how the Company accounted for any fees paid to the lender and other third parties in connection with the new credit agreement and indicate the amount of any gain or loss recognized in connection with the transaction. We may have further comment upon receipt of your response.

Response:

In connection with a going private transaction (Transaction) in 2008, on June 12, 2008 the acquirer obtained a fully underwritten commitment to provide up to $250.0 million in term loans and up to $315.0 million in senior secured notes (Notes) to effect the transaction. The advent of Hurricane Ike and the substantial turmoil in the financial markets caused delays to the Transaction. Subsequently, the commitment was amended and extended on October 17, 2008 to refinance the Company’s existing debt if a going private transaction did not occur, albeit at a lower amount ($500.0 million aggregate compared to the $565.0 million previously) as less debt was required for a refinancing than would be necessary to effect the Transaction.

The Company’s debt structure prior to the refinancing consisted primarily of a $300.0 million Senior Secured Revolving Credit Facility (Revolver) and $400.0 million in Senior Unsecured Notes (Bonds). The bondholders had the right to require the Company to repay the outstanding balance on February 28, 2009 upon at least 30 but not more than 60 days notice (Put). The Revolver became fully due and payable at least 60 days prior to the date a put was actually exercised.

As a result of the delays, it became apparent that the Revolver could mature prior to the refinancing. Therefore, the Company and the lenders determined to enter into an $81.0 million Interim Credit Facility (Interim Facility) under the existing financing commitment as a component of the total term loan financing in order to repay the Revolver prior to its maturity and avoid a default. The Interim Facility consisted of a $31.0 million term loan and a $50.0 million revolving credit facility dated as of December 19, 2008 and was funded entirely by the lead lenders. The Company paid less than $1.0 million in fees associated with the interim portion of this borrowing.

On February 13, 2009 the Notes and the remaining portion of the term loans were funded and the Bonds were repaid. The remaining $134.5 million in committed term loans was funded under a $215.6 million Amended and Restated Credit Agreement (Amended Facility) dated February 13, 2009. Again, the two lead lenders funded the entire amount. The incremental borrowing under this facility combined with the initial $31.0 million term loan and $50.0 million revolving credit facility, completed the lender’s obligations under the financing commitments. The Interim Facility contained the same interest rates, principal payments, term (27 months) and covenants as the Amended Facility.

As support for the inclusion of the Interim Facility as a component of the total borrowing and not as a separately borrowed and subsequently extinguished loan as contemplated by EITF 96-19, the Amended Facility states, “the “Term Loan” (as defined in the Original Credit Agreement) outstanding under the Original Credit Agreement (the “Existing Term Loan”) shall be converted into (and deemed made as) a part of the Term Loan hereunder (it being understood that no repayment of the Existing Term Loan is being effected hereby, but merely an amendment, restatement, and continuation in accordance with the terms hereof), such that the amount of the Term Loan funded by the Lenders with a Term Loan commitment on the Closing Date shall be reduced by the aggregate principal amount of the Existing Term Loan.”

The fact that the Interim Facility is a component of the Amended Facility is further supported by the fees paid. Upon the signing of the Amended Facility, the Company did not pay additional fees on the original $31 million, only on the incremental borrowing. The sum of the fees paid for each funding equaled the total fees agreed to under the commitments for the aggregate amounts funded.

The only modification of the $31.0 million term loan in the Interim Facility and the $31.0 million term loan rollover into the Amended Facility is an extension of the maturity date by approximately two months, from March 19, 2001 to May 13, 2011. The change in the discounted cash flows for the $31.0 million portion of the Amended Facility as determined in accordance with EITF 96-19 is less than 10% and as a result, no substantial modification occurred.

As the Interim Facility is not considered extinguished as outlined as EITF 96-16, the associated fees continue to be amortized along with the deferred financing costs incurred for the Amended Facility and no gain or loss was recognized. We will revise our debt disclosures in future filings to clarify the transaction as shown below.

During 2008, we obtained a financing commitment which included up to $250 million in term loans.

On December 19, 2008, we entered into an $81.0 million interim senior secured credit facility to fund a portion of the commitment. The interim senior secured credit facility provided for a $31.0 million senior secured term loan facility and a $50.0 million senior secured revolving credit facility, the proceeds of which were used to refinance the remaining outstanding indebtedness under our previously issued and outstanding senior credit facility and to pay related transaction fees and expenses.

We subsequently funded an additional $135.0 million under the commitment by entering into a $215.6 million Amended and Restated Credit Agreement dated as of February 13, 2009 (the Credit Agreement) which included the interim senior secured credit facility. The Credit Agreement provides for a term loan of $165.6 million, which includes the $31 million term loan and the revolving credit line of $50.0 million that was previously funded. The obligations under the Credit Agreement are unconditionally guaranteed by the Guarantors and are secured by a first lien position on substantially all of our assets and the Guarantors.

Note 11. Supplemental Guarantor Information

14.	Please tell us and revise Note 11 to clarify whether the guarantees provided are both full and unconditional and joint and several. Also, please indicate whether the guarantors are 100% owned. Refer to the guidance in Rule 3-10(f) of Regulation S-X.

Response:

Yes, the guarantees are both full and unconditional as well as joint and several. The guarantors are 100% owned. We respectfully request to revise future filings to make this disclosure, including in our Form 10-Q for the third quarter due within a few days. See the proposed disclosure below.

11. SUPPLEMENTAL GUARANTOR INFORMATION

In February 2009, we issued $295.5 million of 14% senior secured notes due in 2011 (see Note 5 “Debt”). These notes are fully and unconditionally and joint and severally guaranteed by us and certain of our 100% owned subsidiaries, “Guarantor Subsidiaries”.

The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of the Guarantor Subsidiaries and Non-guarantor subsidiaries on a combined basis with eliminating entries.